April 2, 2015

VIA EDGAR & FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	Alliqua BioMedical, Inc.

Registration Statement on Form S-4

Filed March 6, 2015

File No. 333-202593

Ladies and Gentlemen:

On behalf of Alliqua BioMedical, Inc. (the “Company” or “Alliqua”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 26, 2015 (the “Comment Letter”), relating to the Registration Statement on Form S-4 of the Company (File No. 333-202593), filed with the Commission on March 6, 2015 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amendment No. 1. References herein to page numbers are to page numbers in the Amendment No. 1 being filed contemporaneously herewith.

The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, are two copies of the Amendment No. 1 which are marked to show changes from the relevant portions of the initial filing of the Registration Statement.

Cover Page

1.	Please disclose clearly and prominently here and in the summary that you will not be required to complete the merger unless you receive the debt funding referenced in your disclosure. Also disclose the potential consequences to shareholders of failing to have this condition satisfied or waived. In this regard, please tell us how you intend to comply with the undertaking in paragraph (a)(1)(ii) on page II-1 once this condition is satisfied or waived.

U.S. Securities and Exchange Commission

April 2, 2015

Response:

In response to the Staff’s comment, the Company has added disclosure on the cover page and in the summary on page 16 of Amendment No. 1 to state clearly and prominently that the Company will not be required to complete the merger unless it receives the debt funding and to disclose the potential consequences to stockholders of failing to have the debt financing condition satisfied or waived.

With respect to the referenced undertaking, the Company confirms that it intends to file a post-effective amendment to the Registration Statement to reflect any facts or events arising after the effective date which, individually or in the aggregate, represent a “fundamental change” in the information set forth in the Registration Statement. Although the parties do not currently intend to waive any closing conditions to the merger, upon the satisfaction or waiver of the debt financing condition, the Company will promptly disclose the closing of the debt financing or waiver of such condition on a Current Report on Form 8-K and concurrently therewith issue a press release to notify stockholders of same. In the event that the waiver constitutes or that the debt financing condition is satisfied on terms that would constitute a fundamental change in the information set forth in the Registration Statement after the effective date thereof, a post-effective amendment to the Registration Statement will be filed to reflect any fundamental changes resulting therefrom. In addition, to the extent required under applicable law, the waiving party would also re-solicit approval of the transaction related proposals included therein by its stockholders.

Background of the Merger, page 51

2.	Please revise to clarify how the consideration to be issued was determined through the negotiations you describe in this section. Currently, it is unclear what consideration was initially proposed and how, when and to what extent that consideration changed and who proposed the changes.

Response:

In response to the Staff’s comment, the Company has revised and expanded the disclosure on pages 53-55 of Amendment No. 1 to clarify how the consideration to be issued in the merger was determined through the parties’ negotiations.

3.	Please revise to clarify the nature of the “updates” described in this section and the reference to the “overall impression” of the Celleration board. Also, when you refer to “discussions” or meetings between the parties or their representatives, please revise to clarify the substance of those discussions and meetings.

U.S. Securities and Exchange Commission

April 2, 2015

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 52-55 of Amendment No. 1 to clarify the nature and substance of the referenced discussions and meetings.

4.	Please revise to clarify the terms of the offers by Party B and C and the “key terms” on which Celleration and those parties could not agree that led to termination of negotiations.

Response:

In response to the Staff’s comment, the disclosure on pages 52 and 53 of Amendment No. 1 has been revised to clarify the terms of the offers by Party B and C and the circumstances that led to the termination of negotiations.

Opinion of Alliqua’s Financial Advisor, page 61

5.	Please revise your disclosure on page 67 to quantify the amount of the fees, including the contingent portion, payable to the financial advisor.

Response:

In response to the Staff’s comment, the disclosure on page 67 of Amendment No. 1 has been revised to quantify the amount of the fees, including the contingent portion, payable to the financial advisor.

6.	We note the limitation on reliance in the second paragraph of Exhibit 99.1 and the disclosure on page C-4 that the opinion is intended “solely” for the board of directors. Please provide a revised opinion and consent that eliminates these disclaimers.

Response:

In response to the Staff’s comment, the last sentence of the second paragraph of Exhibit 99.1 has been deleted and the word “solely” has been deleted from the first sentence of the third full paragraph on page C-4 of the revised opinion.

Interests of Celleration’s Directors and Executive Officers in the Merger, page 68

7.	If any of Celleration’s affiliates will receive a portion of the liquidation preference you intend to pay, please revise to disclose the amounts they will receive. Please also revise to quantify the amounts to be received by each of Celleration’s officers as payment for in-the-money options.

Response:

In response to the Staff’s comment, the requested disclosure has been inserted on pages 68 and 71 of Amendment No. 1.

U.S. Securities and Exchange Commission

April 2, 2015

U.S. Federal Income Tax Considerations, page 72

8.	Given your disclosure regarding the tax consequences of this transaction and the position you and Celleration intend to take, please file the exhibit required by Regulation S-K Item 601(b)(8). See Section II.A.2 of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comment, Exhibits 8.1 and 8.2 have been filed with Amendment No. 1.

Appraisal Rights, page 75

9.	Your disclosure may not be qualified by reference to statutes. Please revise the second paragraph on page 76 accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the second paragraph on page 77 of Amendment No. 1.

Debt Financing, page 79

10.	Please revise to describe the “conditions” to Perceptive providing the debt financing. Please also file the commitment letter and “definitive documentation,” when executed, as exhibits.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 80 and 81 of Amendment No. 1 to describe the conditions precedent to Perceptive’s obligation to fund the debt financing. In addition, the Company has filed a copy of the commitment letter, the side letter agreement to the commitment letter and form of credit agreement and guaranty as Exhibits 10.2, 10.3 and 10.4, respectively, to Amendment No. 1.

Celleration, Inc. Financial Statements, page F-1

11.	We see that you have included unaudited financial statements of Celleration, Inc. as of and for the year ended December 31, 2014, as allowed by Item 17(b) of Form S-4. Please explain to us why it is not practicable to include audited financial statements for the latest fiscal year. Please also confirm to us that the Form S-4 will not be used for resales to the public by any person deemed an underwriter within the meaning of Securities Act Rule 145(c). As a related matter, please note that the relief from the audit requirement for a target company’s financial statements applies only to merger proxies and transactions registered on Form S-4 and audited financial statements for significant acquisitions will still be required in a Form 8-K after consummation of the acquisition.

U.S. Securities and Exchange Commission

April 2, 2015

Response:

The Company advises the Staff that Grant Thornton LLP, independent registered public accounting firm of Celleration, Inc., completed its audit of the financial statements of Celleration, Inc. as of and for the year ended December 31, 2014, which are included in Amendment No. 1. In addition, the Company notes the distinction for the audited financial statements required in a Form 8-K for significant acquisitions after consummation of the acquisition and confirms that it intends to comply with this requirement following the completion of the merger.

Signatures, page 144

12.	Please indicate who signed in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures of Form S-4.

Response:

The signature page of Amendment No. 1 has been revised in response to the Staff’s comment.

* * * * *

As requested by the Staff, in the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges in a separate letter attached hereto that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:	Brian Posner, Chief Financial Officer, Secretary and Treasurer, Alliqua BioMedical, Inc.
David Johnson, President and Chief Executive Officer, Alliqua BioMedical, Inc